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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-9


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  VIASOFT, INC.
                            (Name Of Subject Company)

                                  VIASOFT, INC.
                      (Name Of Person(s) Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title Of Class Of Securities)

                                   92552U-10-2
                      (CUSIP Number Of Class Of Securities)

                            CATHERINE HARDWICK, ESQ.
                             3033 NORTH 44TH STREET
                                    SUITE 101
                                PHOENIX, AZ 85018
                                  (602) 952-0050
            (Name, Address And Telephone Number Of Person Authorized
              To Receive Notice And Communications On Behalf Of The
                          Person(s) Filing Statement)

                                 WITH COPIES TO:

                             WILLIAM M. HARDIN, ESQ.
                            RONDA R. BECKERLEG, ESQ.
                              OSBORN MALEDON, P.A.
                      2929 NORTH CENTRAL AVENUE, SUITE 2100
                           PHOENIX, ARIZONA 85012-2794
                                 (602) 640-9000
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                                  INTRODUCTION

         Viasoft, Inc. ("Viasoft") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated July 22, 1999, as previously supplemented and amended by Amendment No. 1 thereto dated August 5, 1999 (the "Schedule 14D-9"), with respect to the tender offer made by Compuware Corporation, a Michigan corporation ("Compuware"), and CV Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Compuware ("Purchaser") to purchase all of the outstanding Shares. Capitalized terms not defined herein shall have the meanings assigned thereto in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

         Item 3(b)(2) of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

                  Amendment to Merger Agreement. Viasoft, Compuware and Purchaser have entered into a First Amendment to Agreement and Plan of Merger dated as of August 18, 1999 ("First Amendment"), pursuant to which Compuware shall have the right in its discretion to extend the Expiration Date of the Offer at any time, and from time to time, to any date or dates, prior to and including the earlier of (i) October 31, 1999, or (ii) five (5) business days after expiration or termination of any applicable waiting periods under the HSR Act relating to the transactions contemplated in the Merger Agreement. Any further extension of the Expiration Date of the Offer shall only occur upon mutual written agreement of Viasoft, Compuware and Purchaser. The foregoing summary of the First Amendment is qualified in its entirety by reference to the First Amendment itself, a copy of which is filed as
         Exhibit 13 to this Amendment No. 2 to Schedule 14D-9 and is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

                  On August 19, 1999, Compuware and Viasoft issued the press release attached hereto as Exhibit 14. The information set forth in the press release is incorporated herein by reference.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

                  (d) Company Financial Projections. During the course of Purchaser's review of the Company, Compuware received a financial forecast from the Company for its 2000 fiscal year which is not publicly available (the "Forecast"). Purchaser included certain information concerning the Forecast in an amendment to its Schedule 14D-1. The Company does not as a matter of course make public forecasts as to future revenue or earnings. The Forecast was prepared for internal purposes and not with a view to dissemination to the public. The Forecast does not reflect the Company's actual performance since the Forecast was prepared, changes in the Company's business or in the economy in general since the Forecast was prepared, or prospective changes in the Company's business or in the economy in general resulting from events which have occurred since the Forecast was prepared. The Forecast was not prepared with a view to complying with the published guidelines of the Commission regarding projections or with the AICPA Guide for Prospective Financial Statements and Purchaser's Offer to Purchase states that information concerning the Forecast is included therein only because it was furnished to Compuware.

                  The Forecast necessarily reflects numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's control, and which are not listed in the Forecast. In addition, the Forecast is a forward looking statement subject to risks and uncertainties that could cause actual results to differ materially from the Forecast, including, but not limited to, the impact of the announcement of the transactions contemplated by the Merger Agreement, the timing and results of the parties' efforts to obtain regulatory approvals of such transactions, the Company's dependence on the year 2000 century date conversion market, both mainframe and desktop, and dependence on its ESW primary product line, the


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         volatility of the Company's common stock price, fluctuations in revenues and operating results, fluctuations in market demand and product mix, the Company's ability to manage changes in its professional services business and risks associated with a professional services business, including volatility of workload, ability to successfully manage consulting projects, proper allocation of resources and hiring, training and retaining qualified personnel, risks associated with international operations including longer payment cycles and exchange rate fluctuations, the Company's ability to manage rapid change in its business and industry, the Company's ability to enhance existing products and develop or acquire new products and technology to keep pace with technological developments and evolving industry standards and to respond to changes in customer needs, the Company's ability to identify, complete, manage and integrate acquisitions of businesses, products and technologies, charges, costs and uncertainties related to acquisitions, intense competition in the Company's markets, the performance of the Company's distributors and resellers, the Company's dependence on key management and technical personnel and increasing competition to attract skilled personnel, the adequacy of the Company's program to address year 2000 compliance issues and general economic and business conditions, as well as factors detailed from time to time in the Company's filings with the Commission. Therefore, there can be no assurance that the Forecast will be accurate, and actual results may be materially different from those contained in the Forecast. The inclusion of this information in Compuware's Schedule 14D-1 should not be regarded as an indication that the Company considered or considers it a reliable predictor of future events, and this information should not be relied on as such. The Company undertakes no obligation to update or otherwise revise the Forecast, and the Company assumes no responsibility for the validity, reasonableness, accuracy or completeness of the Forecast.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

         Exhibit 13 First Amendment to Agreement and Plan of Merger among Compuware Corporation, CV Acquisition, Inc. and Viasoft, Inc. dated as of August 18, 1999.

         Exhibit 14        Press Release dated August 19, 1999.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             VIASOFT, INC.



                                             By: /s/ STEVEN D. WHITEMAN
                                                 Steven D. Whiteman
                                                 Chairman of the Board and Chief
                                                 Executive Officer


Dated:  August 20, 1999


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                                  EXHIBIT INDEX

Except as noted below, the following Exhibits have been previously filed in connection with this Schedule 14D-9.


Exhibit
Number   Description
-------  -----------
1        Letter to Shareholders of  Viasoft,  Inc. dated July 22, 1999.

2        Text of Joint Press Release issued by Compuware and the Company on July
         15, 1999.

3        Opinion of Broadview International LLC (included as Annex B to the
         Schedule 14D-9).

4        Agreement and Plan of Merger dated as of July 14, 1999, among Viasoft,
         Inc., Compuware Corporation and CV Acquisition, Inc.

5 Shareholder Tender and Voting Agreement dated as of July 14, 1999, among CV Acquisition, Inc. and certain shareholders and option holders of Viasoft, Inc.

6        Viasoft,  Inc. Change in Control Separation Plan dated July 14, 1999.

7        Portions of the Company's definitive Proxy Statement dated October 15,
         1998.

8 Confidentiality Agreement between Compuware and Viasoft, Inc. dated as of June 2, 1999.

9 Amendment to Rights Agreement Between Viasoft, Inc. and Harris Trust and Savings Bank, as Rights Agent dated as of July 14, 1999.

10       ANNEX A  Information Statement

11       ANNEX B  Opinion Of Broadview International LLC

12       Press Release dated August 4, 1999.

13       First Amendment to Agreement and Plan of Merger among Compuware
         Corporation, CV Acquisition, Inc. and Viasoft, Inc. dated as of August
         18, 1999.*

14       Press Release dated August 19, 1999.*


* FILED HEREWITH


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